Unaudited Interim Consolidated Financial Statements of
Algonquin Power & Utilities Corp.
For the three months ended March 31, 2020 and 2019

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Operations

(thousands of U.S. dollars, except per share amounts)	Three months ended March 31
	2020	2019
Revenue
Regulated electricity distribution	$180,699	$205,061
Regulated gas distribution	184,594	177,661
Regulated water reclamation and distribution	27,839	26,786
Non-regulated energy sales	66,311	63,457
Other revenue	5,458	4,260
	464,901	477,225
Expenses
Operating expenses	127,896	120,113
Regulated electricity purchased	57,233	69,598
Regulated gas purchased	63,613	79,554
Regulated water purchased	2,251	1,454
Non-regulated energy purchased	4,004	6,921
Administrative expenses	15,672	13,118
Depreciation and amortization	78,880	71,047
Gain on foreign exchange	(4,670)	(533)
	344,879	361,272
Operating income	120,022	115,953
Interest expense on long-term debt and others	(46,248)	(42,621)
Income (loss) from long-term investments (note 6)	(162,661)	19,472
Other net losses (note 16)	(4,246)	(3,857)
Gain (loss) on derivative financial instruments (note 21(b)(iv))	57	(196)
	(213,098)	(27,202)
Earnings (loss) before income taxes	(93,076)	88,751
Income tax recovery (expense) (note 15)
Current	(4,087)	(4,975)
Deferred	17,790	(9,856)
	13,703	(14,831)
Net earnings (loss)	(79,373)	73,920
Net effect of non-controlling interests (note 14)
Net effect of non-controlling interests	19,342	19,328
Net effect of non-controlling interests held by related party	(3,766)	(6,842)
	$15,576	$12,486
Net earnings (loss) attributable to shareholders of Algonquin Power & Utilities Corp.	$(63,797)	$86,406
Series A and D Preferred shares dividend (note 12)	2,140	2,106
Net earnings (loss) attributable to common shareholders of Algonquin Power & Utilities Corp.	$(65,937)	$84,300
Basic and diluted net earnings (loss) per share (note 17)	$(0.13)	$0.17
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Comprehensive Income

(thousands of U.S. dollars)	Three months ended March 31
	2020	2019
Net earnings (loss)	$(79,373)	$73,920
Other comprehensive income (loss) ("OCI"):
Foreign currency translation adjustment, net of tax expense of $5,703 and $253, respectively (notes 21(b)(iii) and 21(b)(iv))	(36,630)	14,814
Change in fair value of cash flow hedges, net of tax recovery and tax expense of $5,087 and $518, respectively (note 21(b)(ii))	(14,088)	1,463
Change in pension and other post-employment benefits, net of tax recovery of $31 and $91, respectively (note 8)	(76)	(254)
Other comprehensive income (loss), net of tax	(50,794)	16,023
Comprehensive income (loss)	(130,167)	89,943
Comprehensive loss attributable to the non-controlling interests	(21,636)	(12,469)
Comprehensive income (loss) attributable to shareholders of Algonquin Power & Utilities Corp.	$(108,531)	$102,412
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets

(thousands of U.S. dollars)
	March 31, 2020	December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$197,414	$62,485
Accounts receivable, net (note 4)	240,987	259,144
Fuel and natural gas in storage	19,740	30,804
Supplies and consumables inventory	68,136	60,295
Regulatory assets (note 5)	56,129	50,213
Prepaid expenses	38,607	29,003
Derivative instruments (note 21)	15,495	13,483
Other assets	4,722	7,764
	641,230	513,191
Property, plant and equipment, net	7,008,133	7,231,664
Intangible assets, net	51,388	47,616
Goodwill	1,022,906	1,031,696
Regulatory assets (note 5)	703,186	509,674
Long-term investments (note 6)
Investments carried at fair value	1,105,056	1,294,147
Other long-term investments	190,748	121,968
Derivative instruments (note 21)	76,505	72,221
Deferred income taxes (note 15)	44,757	30,585
Other assets	56,714	58,708
	$10,900,623	$10,911,470
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets

(thousands of U.S. dollars)
	March 31, 2020	December 31, 2019
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$71,824	$150,336
Accrued liabilities	249,004	307,952
Dividends payable (note 12)	74,103	73,945
Regulatory liabilities (note 5)	37,515	41,683
Long-term debt (note 7)	161,005	225,013
Other long-term liabilities (note 9)	57,471	57,939
Derivative instruments (note 21)	48,561	5,898
Other liabilities	8,073	9,300
	707,556	872,066
Long-term debt (note 7)	4,043,762	3,706,855
Regulatory liabilities (note 5)	559,396	556,379
Deferred income taxes (note 15)	489,623	491,538
Derivative instruments (note 21)	80,976	78,766
Pension and other post-employment benefits obligation (note 8)	225,458	224,094
Other long-term liabilities (note 9)	259,478	243,401
	5,658,693	5,301,033
Redeemable non-controlling interests (note 14)
Redeemable non-controlling interest, held by related party (note 13(b))	306,329	305,863
Redeemable non-controlling interests	23,977	25,913
Equity:
Preferred shares	184,299	184,299
Common shares (note 10(a))	4,050,902	4,017,044
Additional paid-in capital	41,332	50,579
Deficit	(521,314)	(367,107)
Accumulated other comprehensive loss ("AOCI") (note 11)	(54,495)	(9,761)
Total equity attributable to shareholders of Algonquin Power & Utilities Corp.	3,700,724	3,875,054
Non-controlling interests
Non-controlling interests	439,854	457,834
Non-controlling interest, held by related party (note 13(c))	63,490	73,707
	503,344	531,541
Total equity	4,204,068	4,406,595
Commitments and contingencies (note 19)
Subsequent events (notes 7, 10 and 15)
	$10,900,623	$10,911,470
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statement of Equity

(thousands of U.S. dollars) For the three months ended March 31, 2020

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Accumulated deficit	Accumulated OCI	Non- controlling interests	Total
Balance, December 31, 2019	$4,017,044	$184,299	$50,579	$(367,107)	$(9,761)	$531,541	$4,406,595
Net loss	—	—	—	(63,797)	—	(15,576)	(79,373)
Redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	(2,047)	(2,047)
Other comprehensive loss	—	—	—	—	(44,734)	(6,060)	(50,794)
Dividends declared and distributions to non-controlling interests	—	—	—	(59,819)	—	(7,885)	(67,704)
Dividends and issuance of shares under dividend reinvestment plan	16,951	—	—	(16,951)	—	—	—
Contributions received from non-controlling interests	—	—	—	—	—	3,371	3,371
Common shares issued upon conversion of convertible debentures	12	—	—	—	—	—	12
Issuance of common shares under employee share purchase plan	792	—	—	—	—	—	792
Share-based compensation	—	—	1,452	—	—	—	1,452
Common shares issued pursuant to share-based awards	16,103	—	(10,699)	(13,640)	—	—	(8,236)
Balance, March 31, 2020	$4,050,902	$184,299	$41,332	$(521,314)	$(54,495)	$503,344	$4,204,068
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statement of Equity

(thousands of U.S. dollars) For the three months ended March 31, 2019

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Accumulated deficit	Accumulated OCI	Non- controlling interests	Total
Balance, December 31, 2018	$3,562,418	$184,299	$45,553	$(595,259)	$(19,385)	$519,896	$3,697,522
Adoption of ASU 2017-12 on hedging	—	—	—	(186)	186	—	—
Net earnings (loss)	—	—	—	86,406	—	(12,486)	73,920
Redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	(4,536)	(4,536)
Other comprehensive income	—	—	—	—	16,006	17	16,023
Dividends declared and distributions to non-controlling interests	—	—	—	(49,879)	—	(2,155)	(52,034)
Dividends and issuance of shares under dividend reinvestment plan	15,508	—	—	(15,508)	—	—	—
Contributions received from non-controlling interests	—	—	—	—	—	3,565	3,565
Common shares issued upon conversion of convertible debentures	30	—	—	—	—	—	30
Share-based compensation	—	—	1,899	—	—	—	1,899
Common shares issued pursuant to share-based awards	12,395	—	(6,447)	(9,566)	—	—	(3,618)
Balance, March 31, 2019	$3,590,351	$184,299	$41,005	$(583,992)	$(3,193)	$504,301	$3,732,771
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Cash Flows

(thousands of U.S. dollars)	Three months ended March 31
	2020	2019
Cash provided by (used in):
Operating Activities
Net earnings (loss)	$(79,373)	$73,920
Adjustments and items not affecting cash:
Depreciation and amortization	78,880	71,047
Deferred taxes	(17,790)	9,856
Unrealized gain (loss) on derivative financial instruments	(239)	531
Share-based compensation expense	1,472	1,543
Cost of equity funds used for construction purposes	(1,001)	(462)
Change in value of investments carried at fair value	190,758	5,818
Pension and post-employment expense in excess of contributions	4,383	2,797
Distributions received from equity investments, net of income	814	2,064
Others	(2,010)	905
Changes in non-cash operating items (note 20)	(109,027)	(45,898)
	66,867	122,121
Financing Activities
Increase in long-term debt	732,730	622,541
Decrease in long-term debt	(384,949)	(316,368)
Issuance of common shares, net of costs	765	393
Cash dividends on common shares	(57,332)	(44,710)
Dividends on preferred shares	(2,140)	(2,106)
Production-based cash contributions from non-controlling interest	3,371	3,565
Distributions to non-controlling interests, related party (note 13(b) and (c))	(7,507)	(7,094)
Distributions to non-controlling interests	(4,077)	(2,236)
Payments upon settlement of derivatives	—	(8,732)
Increase in other long-term liabilities	2,400	3,278
Decrease in other long-term liabilities	(1,972)	(2,445)
	281,289	246,086
Investing Activities
Additions to property, plant and equipment and intangible assets	(155,902)	(107,386)
Increase in long-term investments	(61,089)	(230,800)
Acquisitions of operating entities (note 3)	4,234	(1,350)
Increase in other assets	(5,366)	(1,036)
Receipt of principal on development loans receivable	9,715	10,601
Proceeds from sale of long-lived assets	415	—
	(207,993)	(329,971)
Effect of exchange rate differences on cash and restricted cash	(4,480)	159
Increase in cash, cash equivalents and restricted cash	135,683	38,395
Cash, cash equivalents and restricted cash, beginning of period	87,272	65,773
Cash, cash equivalents and restricted cash, end of period	$222,955	$104,168

Supplemental disclosure of cash flow information:	2020	2019
Cash paid during the period for interest expense	$44,807	$37,144
Cash paid (refund received) during the period for income taxes	$1,047	$(654)
Non-cash financing and investing activities:
Property, plant and equipment acquisitions in accruals	$42,563	$20,403
Issuance of common shares under dividend reinvestment plan and share-based compensation plans	$33,847	$27,223
Issuance of common shares upon conversion of convertible debentures	$12	$30
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

Algonquin Power & Utilities Corp. (“APUC” or the “Company”) is an incorporated entity under the Canada Business Corporations Act. APUC's operations are organized across two primary business units consisting of the Regulated Services Group and the Renewable Energy Group. The Regulated Services Group owns and operates a portfolio of regulated electric, natural gas, water distribution and wastewater collection utility systems and transmission operations in the United States and Canada; the Renewable Energy Group owns and operates a diversified portfolio of non-regulated renewable and thermal electric generation assets.

1.	Significant accounting policies

(a)	Basis of preparation
The accompanying unaudited interim consolidated financial statements and notes have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and follow disclosure required under Regulation S-X provided by the U.S. Securities and Exchange Commission. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments that are of a recurring nature and necessary for a fair presentation of the results of interim operations.
The significant accounting policies applied to these unaudited interim consolidated financial statements of APUC are consistent with those disclosed in the consolidated financial statements of APUC for the year ended December 31, 2019, except for adopted accounting policies described in note 2(a) and note 1(e).

(b)	COVID-19 Pandemic
The ongoing outbreak of the novel strain of coronavirus (“COVID-19”) has caused significant volatility and weakness in the global economy. The Company did not experience any material negative impacts from the pandemic on its operations in the three months ended March 31, 2020. Nevertheless, the Company’s business, financial condition, cash flows and results of operations are subject to actual and potential future impacts resulting from COVID-19, the full extent of which is not currently known. Force majeure or similar notices were received from suppliers and/or contractors for all of the Company's major renewable energy construction projects. These notices relate to, among other things, delayed deliveries of components due to overseas manufacturing shutdowns resulting from COVID-19. At this time, it is not possible to reliably estimate the full impact on each project and the Company’s financial results.

(c)	Seasonality
APUC's operating results are subject to seasonal fluctuations that could materially impact quarter-to-quarter operating results and, thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. Where decoupling mechanisms exist, total volumetric revenue is prescribed by the Regulator and is not affected by usage. APUC's different electrical distribution utilities can experience higher or lower demand in the summer or winter depending on the specific regional weather and industry characteristics. During the winter period, natural gas distribution utilities experience higher demand than during the summer period. APUC’s water and wastewater utility assets’ revenues fluctuate depending on the demand for water, which is normally higher during drier and hotter months of the summer. APUC’s hydroelectric energy assets are primarily "run-of-river" and as such fluctuate with the natural water flows. During the winter and summer periods, flows are generally slower, while during the spring and fall periods flows are heavier. For APUC's wind energy assets, wind resources are typically stronger in spring, fall and winter and weaker in summer. APUC's solar energy assets experience greater insolation in summer, weaker in winter.

(d)	Foreign currency translation
APUC’s reporting currency is the U.S. dollar. Within these unaudited interim consolidated financial statements, the Company denotes any amounts denominated in Canadian dollars with “C$” immediately prior to the stated amount.
Effective January 1, 2020, the functional currency of APUC, the non-consolidated parent entity, changed from the Canadian dollar to the U.S. dollar based on a balance of facts taking into consideration its operating, financing and investing activities. As a result of the entity's change of functional currency, changes were made to certain hedging relationships to mitigate the remaining Canadian dollar risk (note 21(b)(iii)).

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

1.	Significant accounting policies (continued)

(e)	Current expected credit losses
The Company adopted the U.S. Financial Accounting Standards Board ("FASB") Financial Instrument —Credit Losses Topic 326 ("ASC 326") in the first quarter of 2020 using a modified retrospective approach. The Company has trade accounts receivable and loans receivable from its equity method investees in both the Regulated Services and Renewable Energy Group. New allowance policies were implemented for the Company's loans receivable and the Renewable Energy Group's trade accounts receivable. The impact to the Company's bad debt expense upon adoption was not significant.
2.     Recently issued accounting pronouncements

(a)	Recently adopted accounting pronouncements
The FASB issued accounting standards update ("ASU") Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606 to reduce diversity in practice on how entities account for transactions on the basis of different views of the economics of a collaborative arrangement. The adoption of this Update during the quarter did not have an impact on the unaudited interim consolidated financial statements.
The FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities to improve general purpose financial reporting. The update clarifies that indirect interests held through related parties in common control arrangements should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. The adoption of this Update during the quarter did not have an impact on the unaudited interim consolidated financial statements.
The FASB issued ASU 2017-04, Business Combinations (Topic 350): Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The update is intended to simplify how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measured a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. Under the amendments in this update, the impairment loss will be measured as the amount by which the carrying amount of the reporting unit exceeds the reporting unit’s fair value. The Company will follow the pronouncements prospectively for goodwill impairment testing.
The FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The adoption of this topic in the first quarter did not have a significant impact on the unaudited interim consolidated financial statements (note 1(e)).

(b)	Recently issued accounting guidance not yet adopted
The FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting that provides optional expedients and exceptions to ease the potential burden in accounting for reference rate reform. The amendments apply to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of the reference rate reform. The amendments in this Update are effective for all entities as of March 12, 2020 through December 31, 2022. The Company is currently assessing the impact of the reference rate reform and this Update.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

3.	Business acquisitions
Acquisition of Enbridge Gas New Brunswick Limited Partnership & St. Lawrence Gas Company, Inc.
The Company completed the acquisition of Enbridge Gas New Brunswick Limited Partnership ("New Brunswick Gas") on October 1, 2019, and St. Lawrence Gas Company, Inc. ("St. Lawrence Gas") on November 1, 2019. New Brunswick Gas is a regulated utility that provides natural gas. The purchase price recorded in 2019 was $256,011 (C$339,036). A closing adjustment of $3,904 (C$5,447) was made in 2020. St. Lawrence Gas is a regulated utility that provides natural gas in northern New York State. The total purchase price recorded in 2019 for the transaction was $61,820. A closing adjustment of $120 was made in 2020. In both cases, the adjustment reduced goodwill.
The determination of the fair value of assets acquired and liabilities assumed is based upon management's preliminary estimates and certain assumptions. Due to the timing of the acquisitions, the Company has not finalized the fair value measurements.

4.	Accounts receivable
Accounts receivable as of March 31, 2020 include unbilled revenue of $56,717 (December 31, 2019 - $80,295) from the Company’s regulated utilities. Accounts receivable as of March 31, 2020 are presented net of allowance for doubtful accounts of $7,129 (December 31, 2019 - $4,939).

5.	Regulatory matters
The operating companies within the Regulated Services Group are subject to regulation by the public utility commissions of the states and provinces in which they operate. The respective public utility commissions have jurisdiction with respect to rate, service, accounting policies, issuance of securities, acquisitions and other matters. These utilities operate under cost-of-service regulation as administered by these authorities. The Company’s regulated utility operating companies are accounted for under the principles of ASC 980. Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent probable future revenue or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate setting process.
At any given time, the Company can have several regulatory proceedings underway. The financial effects of these proceedings are reflected in the consolidated financial statements based on regulatory approval obtained to the extent that there is a financial impact during the applicable reporting period. The following regulatory proceeding was recently completed:

Utility	State	Regulatory proceeding type	Annual revenue increase	Effective date
New England Natural Gas System	Massachusetts	Gas System Enhancement Plan	$2,679	May 1, 2020

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

5.	Regulatory matters (continued)
Regulatory assets and liabilities consist of the following:

	March 31, 2020	December 31, 2019
Regulatory assets
Retired generating plant (a)	$199,795	$—
Environmental remediation	89,666	82,300
Pension and post-employment benefits	139,682	143,292
Income taxes	70,919	71,506
Debt premium	40,512	42,150
Fuel and commodity cost adjustments	13,116	23,433
Rate adjustment mechanism	75,692	69,121
Clean energy and other customer programs	26,299	26,369
Deferred capitalized costs	37,046	38,833
Asset retirement obligation	25,177	23,841
Long-term maintenance contract	14,375	13,264
Rate review costs	6,695	6,695
Other	20,341	19,083
Total regulatory assets	$759,315	$559,887
Less: current regulatory assets	(56,129)	(50,213)
Non-current regulatory assets	$703,186	$509,674

Regulatory liabilities
Income taxes	$321,132	$321,960
Cost of removal	194,201	196,423
Rate base offset	7,967	8,719
Fuel and commodity costs adjustments	18,586	16,645
Rate adjustment mechanism	10,848	10,446
Deferred capitalized costs - fuel related	7,057	7,097
Pension and post-employment benefits	22,779	22,256
Other	14,341	14,516
Total regulatory liabilities	$596,911	$598,062
Less: current regulatory liabilities	(37,515)	(41,683)
Non-current regulatory liabilities	$559,396	$556,379

(a)	Retired generating plant
On March 1, 2020, the Company's 200 MW coal generation facility located in Asbury, Missouri, ceased operations. The Company transferred the remaining net book value of Asbury’s plant retired from plant in-service to a regulatory asset. The ultimate valuation of the regulatory asset will be determined in future commission orders. The Company is also assessing the decommissioning requirements associated with the retirement of the facility. Per commission orders in two of its jurisdictions, the Company is required to track the impact of Asbury's retirement on rates for consideration in the next rate case. The Company expects to defer such amounts collected from customers until new rates become effective. The accrual for this estimated amount will include revenues collected related to Asbury that will be subject to a future rate review proceeding and possible refund to customers. The ultimate resolution of this matter is uncertain.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

6.	Long-term investments
Long-term investments consist of the following:

	March 31, 2020	December 31, 2019
Long-term investments carried at fair value
Atlantica (a)	$1,002,208	$1,178,581
Atlantica Yield Energy Solutions Canada Inc.	76,994	88,494
San Antonio Water System	25,854	27,072
	$1,105,056	$1,294,147
Other long-term investments
Equity-method investees (b)	$127,569	$83,497
Development loans receivable from equity-method investees	58,823	36,204
Other	4,356	2,267
Total other long-term investments	$190,748	$121,968
Income (loss) from long-term investments from the three-month periods ended March 31, 2020 and 2019 is as follows:

	Three months ended March 31
	2020	2019
Fair value loss on investments carried at fair value
Atlantica	$(185,394)	$(5,818)
Atlantica Yield Energy Solutions Canada Inc.	(4,142)	—
San Antonio Water System	(1,222)	—
	$(190,758)	$(5,818)
Dividend and interest income from investments carried at fair value
Atlantica	$18,426	$15,376
Atlantica Yield Energy Solutions Canada Inc.	3,904	—
San Antonio Water System	1,048	—
	$23,378	$15,376
Other long-term investments
Equity method loss	(799)	(2,106)
Interest and other income	5,518	12,020
	$(162,661)	$19,472

(a)	Investment in Atlantica
AAGES (AY Holdings) B.V. (“AY Holdings”), an entity controlled and consolidated by APUC, has a share ownership in Atlantica Yield plc ("Atlantica") of approximately 44.2% (December 31, 2019 - 44.2%). APUC has the flexibility, subject to certain conditions, to increase its ownership of Atlantica up to 48.5%. The shares were purchased at a cost of $1,036,414. The Company accounts for its investment in Atlantica at fair value, with changes in fair value reflected in the consolidated statements of operations.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

6.	Long-term investments (continued)

(b)	Equity-method investees
The Company has non-controlling interests in various partnerships and joint ventures with a total carrying value of $127,569 (December 31, 2019 - $83,497) including investments in variable interest entities ("VIEs") of $103,395 (December 31, 2019 - $59,091).
Summarized combined information for APUC's investments in significant partnerships and joint ventures is as follows:

	March 31, 2020	December 31, 2019
Total assets	$1,280,753	$833,791
Total liabilities	1,088,303	697,751
Net assets	192,450	136,040
APUC's ownership interest in the entities	99,175	63,624
Difference between investment carrying amount and underlying equity in net assets(a)	25,778	18,487
APUC's investment carrying amount for the entities	$124,953	$82,111
(a) The difference between the investment carrying amount and the underlying equity in net assets relates primarily to interest capitalized while the projects are under construction, the fair value of guarantees provided by the Company in regards to the investments, development fees and transaction costs.
The Company has committed loan and credit support facilities with some of its equity investees. During construction, the Company is obligated to provide cash advances and credit support in amounts necessary for the continued development and construction of the equity investees' projects. As of March 31, 2020, the Company had issued letters of credit and guarantees of obligations under a security of performance for a development opportunity; wind turbine or solar panel supply agreements; engineering, procurement, and construction agreements; purchase and sale agreements; interconnection agreements; energy purchase agreements; renewable energy credit agreements; equity capital contribution agreements; landowner agreements; and construction loan agreement. The fair value of the support provided recorded as at March 31, 2020 amounts to $16,672 (December 31, 2019 - $9,493). The Company is not considered the primary beneficiary of these entities as the partners have joint control and all decisions must be unanimous. Therefore, the Company accounts for its interest in these VIEs using the equity method.
Summarized combined information for APUC's VIEs is as follows:

	March 31, 2020	December 31, 2019
APUC's maximum exposure in regards to VIEs
Carrying amount	$103,395	$59,091
Development loans receivable	57,664	35,000
Commitments on behalf of VIEs	1,389,972	1,364,871
	$1,551,031	$1,458,962
The commitments are presented on a gross basis assuming no recoverable value in the assets of the VIEs. The majority of the amounts committed on behalf of VIEs in the above relate to wind turbine or solar panel supply agreements as well as engineering, procurement, and construction agreements.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

7.	Long-term debt
Long-term debt consists of the following:

Borrowing type	Weighted average coupon	Maturity	Par value		March 31, 2020	December 31, 2019
Senior unsecured revolving credit facilities (a)	—	2023-2024	N/A		$409,674	$141,577
Senior unsecured bank credit facilities (b)	—	2020	N/A		75,000	75,000
Commercial paper	—	2020	N/A		154,250	218,000
U.S. dollar borrowings
Senior unsecured notes	4.09%	2020-2047		$1,225,000	1,219,803	1,219,579
Senior unsecured utility notes	6.00%	2020-2035		$217,000	233,308	233,686
Senior secured utility bonds	4.75%	2020-2044		$662,500	664,783	672,337
Canadian dollar borrowings
Senior unsecured notes (c)	4.28%	2021-2050	C$	1,150,669	807,314	728,679
Senior secured project notes	10.21%	2020-2027	C$	27,747	19,517	21,961
					$3,583,649	$3,310,819
Subordinated U.S. dollar borrowings
Subordinated unsecured notes	6.50%	2078-2079		$637,500	621,118	621,049
					$4,204,767	$3,931,868
Less: current portion					(161,005)	(225,013)
					$4,043,762	$3,706,855
Short-term obligations of $476,202 that are expected to be refinanced using the long-term credit facilities are presented as long-term debt.
Long-term debt issued at a subsidiary level (project notes or utility bonds) relating to a specific operating facility is generally collateralized by the respective facility with no other recourse to the Company. Long-term debt issued at a subsidiary level whether or not collateralized generally has certain financial covenants, which must be maintained on a quarterly basis. Non-compliance with the covenants could restrict cash distributions/dividends to the Company from the specific facilities.
Recent financing activities:

(a)	Senior unsecured revolving credit facilities
On February 24, 2020, the Renewable Energy Group increased its uncommitted letter of credit facility to $350,000 and extended the maturity to June 30, 2021.

(b)	Senior unsecured bank credit facilities
Subsequent to quarter-end, given the uncertainty caused by the COVID-19 pandemic, the Company secured additional liquidity as an additional margin of safety intended to ensure the Company can continue to move forward with its 2020 capital expenditure program and committed acquisitions independent of the state of the capital markets. The additional liquidity is in the form of three new senior unsecured delayed draw non-revolving credit facilities for a total of $1,600,000 maturing in April, 2021.

(c)	Canadian dollar senior unsecured notes
On February 14, 2020, the Regulated Services Group issued C$200,000 senior unsecured debentures bearing interest at 3.315% with a maturity date of February 14, 2050. The debentures are redeemable at the option of the Company at a priced based on a make-whole provision.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

8.	Pension and other post-employment benefits
The following table lists the components of net benefit costs for the pension plans and other post-employment benefits ("OPEB") in the unaudited interim consolidated statements of operations for the three-month period ended March 31:

	Pension benefits		OPEB
	Three months ended March 31		Three months ended March 31
	2020	2019	2020	2019
Service cost	$3,567	$3,265	$1,467	$1,199
Non-service costs
Interest cost	4,791	4,759	1,819	1,784
Expected return on plan assets	(6,249)	(7,123)	(2,192)	(1,930)
Amortization of net actuarial loss (gain)	1,145	(316)	(13)	(52)
Amortization of prior service credits	(402)	22	—	(95)
Amortization of regulatory assets/liabilities	3,538	3,077	919	1,167
	$2,823	$419	$533	$874
Net benefit cost	$6,390	$3,684	$2,000	$2,073
The service cost components of pension plans and OPEB are shown as part of operating expenses within operating income in the unaudited interim consolidated statements of operations. The remaining components of net benefit cost are considered non-service costs and have been included outside of operating income in other net losses in the unaudited interim consolidated statements of operations.
9.Other long-term liabilities
Other long-term liabilities consist of the following:

	March 31, 2020	December 31, 2019
Advances in aid of construction	$61,435	$60,828
Environmental remediation obligation	66,849	58,061
Asset retirement obligations	54,061	53,879
Customer deposits	31,907	31,946
Unamortized investment tax credits	18,103	18,234
Deferred credits	18,930	18,952
Contingent development support obligations	16,963	9,446
Preferred shares, Series C	12,548	13,793
Lease liabilities	8,701	9,695
Other	27,452	26,506
	$316,949	$301,340
Less: current portion	(57,471)	(57,939)
	$259,478	$243,401

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

10.	Shareholders’ capital

(a)	Common shares
Number of common shares

	Three months ended March 31
	2020	2019
Common shares, beginning of period	524,223,323	488,851,433
Dividend reinvestment plan	1,244,696	1,606,001
Exercise of share-based awards (b)	1,215,388	823,414
Conversion of convertible debentures	1,509	3,866
Common shares, end of period	526,684,916	491,284,714

(b)	Share-based compensation
During the three months ended March 31, 2020, the Board of directors of the Company (the "Board") approved the grant of 948,347 options to executives of the Company. The options allow for the purchase of common shares at a weighted average price of C$16.70, the market price of the underlying common share at the date of grant. One-third of the options vest on each of December 31, 2020, 2021, and 2022. The options may be exercised up to eight years following the date of grant.
The following assumptions were used in determining the fair value of share options granted:

	2020
Risk-free interest rate	1.2%
Expected volatility	24%
Expected dividend yield	4.1%
Expected life	5.50 years
Weighted average grant date fair value per option	C$	2.75
In March 2020, 2,217,325 stock options were exercised at a weighted average price of C$12.48 in exchange for 708,117 common shares issued from treasury, and 1,509,208 options settled at their cash value as payment for the exercise price and tax withholdings related to the exercise of the options.
In March 2020, 325,441 performance share units ("PSUs") were granted to executives of the Company. The PSUs vest on January 1, 2023. In addition, 107,915 restricted share units ("RSUs") were granted to an executive of the Company. The RSUs vest on December 15, 2020. During the quarter, the Company settled 825,859 PSUs in exchange for 439,541 common shares issued from treasury, and 386,318 PSUs were settled at their cash value as payment for tax withholdings related to the settlement of the PSUs.
Subsequent to quarter end, 116,921 bonus deferral RSUs were granted to employees of the Company. The RSUs are 100% vested.
During the three months ended March 31, 2020, 22,611 deferred share units ("DSUs") were issued pursuant to the election of the Directors to defer a percentage of their Directors' fee in the form of DSUs.
For the three months ended March 31, 2020, APUC recorded $1,584 (2019 - $1,543) in total share-based compensation expense. The compensation expense is recorded as part of administrative expenses in the unaudited interim consolidated statements of operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As of March 31, 2020, total unrecognized compensation costs related to non-vested options and PSUs were $2,838 and $15,465, respectively, and are expected to be recognized over a period of 2.12 and 1.90 years, respectively.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

11.Accumulated other comprehensive income (loss)
AOCI consists of the following balances, net of tax:

	Foreign currency cumulative translation	Unrealized gain on cash flow hedges		Pension and post-employment actuarial changes	Total
Balance, January 1, 2019	$(74,189)	$64,333		$(9,529)	$(19,385)
Adoption of ASU 2017-12 on hedging	—	186		—	186
Other comprehensive income (loss)	7,795	19,177		(7,999)	18,973
Amounts reclassified from AOCI to the unaudited interim consolidated statement of operations	—	(8,597)		1,490	(7,107)
Net current period OCI	$7,795	$10,580		$(6,509)	$11,866
OCI attributable to the non-controlling interests	(2,428)	—		—	(2,428)
Net current period OCI attributable to shareholders of APUC	$5,367	$10,580		$(6,509)	$9,438
Balance, December 31, 2019	$(68,822)	$75,099		$(16,038)	$(9,761)
Other comprehensive loss	(36,630)	(10,805)		—	(47,435)
Amounts reclassified from AOCI to the unaudited interim consolidated statement of operations	—	(3,283)	—	(76)	(3,359)
Net current period OCI	$(36,630)	$(14,088)		$(76)	$(50,794)
OCI attributable to the non-controlling interests	6,060	—		—	6,060
Net current period OCI attributable to shareholders of APUC	$(30,570)	$(14,088)		$(76)	$(44,734)
Balance, March 31, 2020	$(99,392)	$61,011		$(16,114)	$(54,495)
Amounts reclassified from AOCI for unrealized gain (loss) on cash flow hedges affected revenue from non-regulated energy sales while those for pension and post-employment actuarial changes affected pension and post-employment non-service costs.

12.	Dividends
All dividends of the Company are made on a discretionary basis as determined by the Board. The Company declares and pays the dividends on its common shares in U.S. dollars. Dividends declared were as follows:

	Three months ended March 31
	2020				2019
	Dividend		Dividend per share		Dividend		Dividend per share
Common shares		$74,629		$0.1410		$63,281		$0.1282
Series A preferred shares	C$	1,549	C$	0.3226	C$	1,549	C$	0.3226
Series D preferred shares	C$	1,273	C$	0.3182	C$	1,250	C$	0.3125

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

13.Related party transactions
(a)Equity-method investments
The Company provides administrative and development services to its equity-method investees and is reimbursed for incurred costs. To that effect, during the three months ended March 31, 2020, the Company charged its equity-method investees $3,992 (2019 - $5,695).
(b)Redeemable non-controlling interest held by related party
Redeemable non-controlling interest held by related party represents a preference share in a consolidated subsidiary of the Company acquired by Abengoa-Algonquin Global Energy Solutions B.V. ("AAGES B.V.") in 2018 for $305,000. Redemption is not considered probable as at March 31, 2020. The Company incurred non-controlling interest attributable to AAGES B.V. of $3,766 (2019 - $6,842) and recorded distributions of $3,299 (2019 - $7,094) during the three months ended March 31, 2020 (note 14).
(c)Non-controlling interest held by related party
Non-controlling interest held by related party represents interest in a consolidated subsidiary of the Company acquired by Atlantica Yield Energy Solutions Canada Inc. ("AYES Canada") in May 2019. The Company recorded distributions of $4,208 (2019 - $nil) during the three months ended March 31, 2020.
(d)Long Sault Hydro Facility
Effective December 31, 2013, APUC acquired the shares of Algonquin Power Corporation Inc. (“APC”), which was partially owned by Senior Executives. APC owns the partnership interest in the 18 MW Long Sault Hydro Facility. A final post-closing adjustment related to the transaction remains outstanding.
The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.

14.	Non-controlling interests and redeemable non-controlling interests
Net effect attributable to non-controlling interests for the three months ended March 31 consists of the following:

	Three months ended March 31
	2020	2019
HLBV and other adjustments attributable to:
Non-controlling interests - tax equity partnership units	$18,232	$17,839
Non-controlling interests - redeemable tax equity partnership units	1,719	2,306
Other net earnings attributable to:
Non-controlling interests	(609)	(817)
	$19,342	$19,328
Redeemable non-controlling interest, held by related party	(3,766)	(6,842)
Net effect of non-controlling interests	$15,576	$12,486
The non-controlling tax equity investors (“tax equity partnership units”) in the Company's U.S. wind power and solar power generating facilities are entitled to allocations of earnings, tax attributes and cash flows in accordance with contractual agreements. The share of earnings attributable to the non-controlling interest holders in these subsidiaries is calculated using the hypothetical liquidation at book value ("HLBV") method of accounting.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

15.	Income taxes
For the three months ended March 31, 2020, the Company's tax rate varied from the statutory rate of 26.5% due primarily to the impact of the loss associated with its investment in Atlantica, and the impact of differences in effective tax rates on transactions in foreign jurisdictions.
Subsequent to quarter end, on April 8, 2020, the Internal Revenue Service issued final regulations with respect to rules regarding certain Hybrid arrangements as a result of U.S. Tax Reform. As a result of the final regulations, the Company expects to record a one-time deferred income tax expense of approximately $9,400 in the quarter ended June 30, 2020 to reverse the benefit of deductions taken in the prior year.
For the three months ended March 31, 2019, the Company's tax rate varied from the statutory rate of 26.5% due primarily to the impact of differences in effective tax rates on transactions in foreign jurisdictions and as a result of non-taxable dividend income from its investment in Atlantica.

16.	Other net losses
Other net losses consist of the following:

	Three months ended March 31
	2020	2019
Pension and other post-employment non-service costs (note 8)	$(3,356)	$(1,293)
Acquisition and transition-related costs (note 3)	(26)	(1,944)
Other	(864)	(620)
	$(4,246)	$(3,857)

17.	Basic and diluted net earnings (loss) per share
Basic and diluted earnings (loss) per share have been calculated on the basis of net earnings (loss) attributable to the common shareholders of the Company and the weighted average number of common shares and bonus deferral restricted share units outstanding. Diluted net earnings (loss) per share is computed using the weighted-average number of common shares, subscription receipts outstanding, additional shares issued subsequent to quarter-end under the dividend reinvestment plan, PSUs, RSUs and DSUs outstanding during the period and, if dilutive, potential incremental common shares resulting from the application of the treasury stock method to outstanding share options and additional shares issued subsequent to quarter-end under the dividend reinvestment plan.
The reconciliation of the net earnings (loss) and the weighted average shares used in the computation of basic and diluted earnings (loss) per share are as follows:

	Three months ended March 31
	2020	2019
Net earnings (loss) attributable to shareholders of APUC	$(63,797)	$86,406
Series A preferred shares dividend	1,174	1,167
Series D preferred shares dividend	966	939
Net earnings (loss) attributable to common shareholders of APUC from continuing operations – basic and diluted	$(65,937)	$84,300
Weighted average number of shares
Basic	525,828,253	490,538,243
Effect of dilutive securities	—	5,008,644
Diluted	525,828,253	495,546,887
The shares potentially issuable as a result of 5,463,041 securities (2019 - 1,113,775) are excluded from this calculation as they are anti-dilutive.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

18.	Segmented information
The Company is managed under two primary business units consisting of the Regulated Services Group and the Renewable Energy Group. The two business units are the two segments of the Company.
The Regulated Services Group, the Company's regulated operating unit, owns and operates a portfolio of electric, natural gas, water distribution and wastewater collection utility systems and transmission operations in the United States and Canada; the Renewable Energy Group, the Company's non-regulated operating unit, owns and operates a diversified portfolio of renewable and thermal electric generation assets in North America and internationally.
For purposes of evaluating the performance of the business units, the Company allocates the realized portion of any gains or losses on financial instruments to the specific business units. Dividend income from Atlantica and AYES Canada are included in the operations of the Renewable Energy Group, while interest income from San Antonio Water System is included in the operations of the Regulated Services Group. Equity method gains and losses are included in the operations of the Regulated Services Group or Renewable Energy Group based on the nature of the activities of the investees. The change in value of investments carried at fair value and unrealized portion of any gains or losses on derivative instruments not designated in a hedging relationship are not considered in management’s evaluation of divisional performance and are therefore allocated and reported under corporate.

	Three months ended March 31, 2020
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$396,060	$68,841	$—	$464,901
Fuel, power and water purchased	123,097	4,004	—	127,101
Net revenue	272,963	64,837	—	337,800
Operating expenses	108,367	19,529	—	127,896
Administrative expenses	9,487	6,206	(21)	15,672
Depreciation and amortization	53,010	25,628	242	78,880
Gain on foreign exchange	—	—	(4,670)	(4,670)
Operating income	102,099	13,474	4,449	120,022
Interest expense	(24,840)	(14,479)	(6,929)	(46,248)
Income (loss) from long-term investments	2,648	23,794	(189,103)	(162,661)
Other net income (loss)	(4,997)	834	(26)	(4,189)
Earnings (loss) before income taxes	$74,910	$23,623	$(191,609)	$(93,076)
Property, plant and equipment	$4,600,836	$2,377,469	$29,828	$7,008,133
Investments carried at fair value	25,854	1,079,202	—	1,105,056
Equity-method investees	43,547	84,022	—	127,569
Total assets	6,905,685	3,825,545	169,393	10,900,623
Capital expenditures	$139,632	$16,270	$—	$155,902
(1) Renewable Energy Group revenue includes $9,292 related to net hedging gains from energy derivative contracts for the three-month period ended March 31, 2020 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $2,968 related to alternative revenue programs for the three-month period ended March 31, 2020 that do not represent revenue recognized from contracts with customers.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

18.	Segmented information (continued)

	Three months ended March 31, 2019
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$411,024	$66,201	$—	$477,225
Fuel and power purchased	150,606	6,921	—	157,527
Net revenue	260,418	59,280	—	319,698
Operating expenses	101,975	18,138	—	120,113
Administrative expenses	5,433	7,554	131	13,118
Depreciation and amortization	48,417	22,385	245	71,047
Gain on foreign exchange	—	—	(533)	(533)
Operating income	104,593	11,203	157	115,953
Interest expense	(25,092)	(16,207)	(1,322)	(42,621)
Income (loss) from long-term investments	1,257	23,497	(5,282)	19,472
Other net losses	(1,960)	(150)	(1,943)	(4,053)
Earnings (loss) before income taxes	$78,798	$18,343	$(8,390)	$88,751
Capital expenditures	$97,415	$9,971	$—	$107,386
	December 31, 2019
Property, plant and equipment	$4,754,373	$2,444,382	$32,909	$7,231,664
Investments carried at fair value	27,072	1,267,075	—	1,294,147
Equity-method investees	29,827	53,670	—	83,497
Total assets	$6,816,063	$4,014,067	$81,340	$10,911,470
(1) Renewable Energy Group revenue includes $6,439 related to net hedging gains from energy derivative contracts for the three-month period ended March 31, 2019 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $(7,021) related to alternative revenue programs for the three-month period ended March 31, 2019 that do not represent revenue recognized from contracts with customers.
The majority of non-regulated energy sales are earned from contracts with large public utilities. The Company has sought to mitigate its credit risk by selling energy to large utilities in various North American locations. None of the utilities contribute more than 10% of total revenue.
APUC operates in the independent power and utility industries in both Canada and the United States. Information on operations by geographic area is as follows:

	Three months ended March 31
	2020	2019
Revenue
Canada	$24,172	$18,531
United States	440,729	458,694
	$464,901	$477,225
Revenue is attributed to the two countries based on the location of the underlying generating and utility facilities.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

19.Commitments and contingencies

(a)	Contingencies
APUC and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider APUC’s exposure to such litigation to be material to these unaudited interim consolidated financial statements. Accruals for any contingencies related to these items are recorded in the consolidated financial statements at the time it is concluded that its occurrence is probable and the related liability is estimable.
Claim by Gaia Power Inc.
On October 30, 2018, Gaia Power Inc. (“Gaia”) commenced an action in the Ontario Superior Court of Justice against APUC and certain of its subsidiaries, claiming damages of not less than $345,000 and punitive damages in the sum of $25,000. The action arises from Gaia’s 2010 sale, to a subsidiary of APUC, of Gaia’s interest in certain proposed wind farm projects in Canada.  Pursuant to a 2010 royalty agreement, Gaia is entitled to royalty payments if the projects are developed and achieve certain agreed targets. It is too early to determine the likelihood of success in this lawsuit; however, APUC intends to vigorously defend it.
Condemnation expropriation proceedings
Liberty Utilities (Apple Valley Ranchos Water) Corp. is the subject of a condemnation lawsuit filed by the town of Apple Valley. A court will determine the necessity of the taking by Apple Valley and, if established, a jury will determine the fair market value of the assets being condemned.  Because of COVID-19 the timing for the resolution of the condemnation proceedings is currently unknown. Any taking by government entities would legally require fair compensation to be paid; however, there is no assurance that the value received as a result of the condemnation will be sufficient to recover the Company's net book value of the utility assets taken.

(b)	Commitments
In addition to the commitments related to the proposed acquisitions and development projects disclosed in notes 3 and 6, the following significant commitments exist as of March 31, 2020.
APUC has outstanding purchase commitments for power purchases, gas supply and service agreements, service agreements, capital project commitments and land easements.
Detailed below are estimates of future commitments under these arrangements:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Power purchase (i)	$21,769	$11,477	$11,395	$11,623	$11,855	$176,424	$244,543
Gas supply and service agreements (ii)	83,079	59,656	51,774	45,378	40,677	138,707	419,271
Service agreements	47,088	39,700	41,884	45,376	46,171	278,171	498,390
Capital projects	364,597	—	—	—	—	—	364,597
Land easements	6,523	6,557	6,627	6,723	6,800	195,273	228,503
Total	$523,056	$117,390	$111,680	$109,100	$105,503	$788,575	$1,755,304

(i)
Power purchase: APUC’s electric distribution facilities have commitments to purchase physical quantities of power for load serving requirements. The commitment amounts included in the table above are based on market prices as of March 31, 2020. However, the effects of purchased power unit cost adjustments are mitigated through a purchased power rate-adjustment mechanism.

(ii)
Gas supply and service agreements: APUC’s gas distribution facilities and thermal generation facilities have commitments to purchase physical quantities of natural gas under contracts for purposes of load serving requirements and of generating power.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

20.	Non-cash operating items
The changes in non-cash operating items consist of the following:

	Three months ended March 31
	2020	2019
Accounts receivable	$39,932	$(28,675)
Fuel and natural gas in storage	11,010	19,481
Supplies and consumables inventory	(7,794)	(1,977)
Income taxes recoverable	(619)	(822)
Prepaid expenses	(10,448)	(6,606)
Accounts payable	(71,170)	(28,537)
Accrued liabilities	(35,396)	(10,130)
Current income tax liability	(29,155)	6,351
Asset retirements and environmental obligations	(572)	(1,100)
Net regulatory assets and liabilities	(4,815)	6,117
	$(109,027)	$(45,898)

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

21.	Financial instruments

(a)	Fair value of financial instruments

March 31, 2020	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investments carried at fair value	$1,105,056	$1,105,056	1,002,208	$25,854	$76,994
Development loans and other receivables	59,682	58,664	—	58,664	—
Derivative instruments (1):
Energy contracts designated as a cash flow hedge	62,172	62,172	—	—	62,172
Energy contracts not designated as cash flow hedge	801	801	—	—	801
Commodity contracts for regulated operations	4	4	—	4	—
Cross currency swap designated as a net investment hedge	28,689	28,689	—	28,689	—
Total derivative instruments	91,666	91,666	—	28,693	62,973
Total financial assets	$1,256,404	$1,255,386	$1,002,208	$113,211	$139,967
Long-term debt	$4,204,767	$4,308,525	$1,419,970	$2,888,555	$—
Convertible debentures	302	568	568	—	—
Preferred shares, Series C	12,548	12,709	—	12,709	—
Derivative instruments (1):
Energy contracts designated as a cash flow hedge	1,577	1,577	—	—	1,577
Energy contracts not designated as a cash flow hedge	20	20	—	—	20
Cross-currency swap designated as a net investment hedge	117,734	117,734	—	117,734	—
Forward interest rate swaps designated as a hedge	9,214	9,214	—	9,214	—
Commodity contracts for regulated operations	992	992	—	992	—
Total derivative instruments	129,537	129,537	—	127,940	1,597
Total financial liabilities	$4,347,154	$4,451,339	$1,420,538	$3,029,204	$1,597
(1) Balance of $334 associated with certain weather derivatives have been excluded, as they are accounted for based on intrinsic value rather than fair value.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

21.	Financial instruments (continued)

(a)	Fair value of financial instruments (continued)

December 31, 2019	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investment carried at fair value	$1,294,147	$1,294,147	$1,178,581	$27,072	$88,494
Development loans and other receivables	37,050	37,984	—	37,984	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	65,304	65,304	—	—	65,304
Energy contracts not designated as a cash flow hedge	20,384	20,384	—	—	20,384
Commodity contracts for regulatory operations	16	16	—	16	—
Total derivative instruments	85,704	85,704	—	16	85,688
Total financial assets	$1,416,901	$1,417,835	$1,178,581	$65,072	$174,182
Long-term debt	$3,931,868	$4,284,068	$1,495,153	$2,788,915	$—
Convertible debentures	342	623	623	—	—
Preferred shares, Series C	13,793	15,120	—	15,120	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	789	789	—	—	789
Cross-currency swap designated as a net investment hedge	81,765	81,765	—	81,765	—
Currency forward contract not designated as hedge	38	38	—	—	38
Commodity contracts for regulated operations	2,072	2,072	—	2,072	—
Total derivative instruments	84,664	84,664	—	83,837	827
Total financial liabilities	$4,030,667	$4,384,475	$1,495,776	$2,887,872	$827
The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair value as of March 31, 2020 and December 31, 2019 due to the short-term maturity of these instruments.
The fair value of development loans and other receivables (level 2) is determined using a discounted cash flow method, using estimated current market rates for similar instruments adjusted for estimated credit risk as determined by management.
The fair value of the investment in Atlantica (level 1) is measured at the closing price on the NASDAQ stock exchange.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

21.	Financial instruments (continued)

(a)	Fair value of financial instruments (continued)
The Company’s level 1 fair value of long-term debt is measured at the closing price on the New York Stock Exchange and the Canadian over-the-counter closing price. The Company’s level 2 fair value of long-term debt at fixed interest rates and Series C preferred shares has been determined using a discounted cash flow method and current interest rates. The Company's level 2 fair value of convertible debentures has been determined as the greater of their face value and the quoted value of APUC's common shares on a converted basis.
The Company’s level 2 fair value derivative instruments primarily consist of swaps, options, rights and forward physical derivatives where market data for pricing inputs are observable. Level 2 pricing inputs are obtained from various market indices and utilize discounting based on quoted interest rate curves, which are observable in the marketplace.
The Company’s level 3 instruments consist of energy contracts for electricity sales and the fair value of the Company's investment in AYES Canada. The significant unobservable inputs used in the fair value measurement of energy contracts are the internally developed forward market prices ranging from $10.46 to $126.47 with a weighted average of $20.93 as of March 31, 2020. The weighted average forward market prices are developed based on the quantity of energy expected to be sold monthly and the expected forward price during that month. The change in the fair value of the energy contracts is detailed in notes 21(b)(ii) and 21(b)(iv). The significant unobservable inputs used in the fair value measurement of the Company's AYES Canada investment are the expected cash flows, the discount rates applied to these cash flows ranging from 8.75% to 9.50% with a weighted average of 9.42%, and the expected volatility of Atlantica's share price ranging from 18% to 22% as of March 31, 2020. Significant increases (decreases) in expected cash flows or increases (decreases) in discount rate in isolation would have resulted in a significantly lower (higher) fair value measurement.

(b)	Derivative instruments
Derivative instruments are recognized on the consolidated balance sheets as either assets or liabilities and measured at fair value at each reporting period.

(i)	Commodity derivatives – regulated accounting
The Company uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases associated with its regulated gas and electric service territories. The Company’s strategy is to minimize fluctuations in gas sale prices to regulated customers.
The following are commodity volumes, in dekatherms (“dths”) associated with the above derivative contracts:

2020
Financial contracts: Swaps	2,144,407
Forward contracts	2,000,000
4,144,407
The accounting for these derivative instruments is subject to guidance for rate regulated enterprises. Therefore, the fair value of these derivatives is recorded as current or long-term assets and liabilities, with offsetting positions recorded as regulatory assets and regulatory liabilities in the consolidated balance sheets. Most of the gains or losses on the settlement of these contracts are included in the calculation of the fuel and commodity costs adjustments (note 5). As a result, the changes in fair value of these natural gas derivative contracts and their offsetting adjustment to regulatory assets and liabilities had no earnings impact.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

21.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(i)	Commodity derivatives – regulated accounting (continued)
The following table presents the impact of the change in the fair value of the Company’s natural gas derivative contracts had on the unaudited interim consolidated balance sheets:

	March 31, 2020	December 31, 2019
Regulatory assets:
Swap contracts	$149	$28
Option contracts	16	38
Forward contracts	$1,051	$1,830
Regulatory liabilities:
Swap contracts	$207	$743

(ii)	Cash flow hedges
The Company reduces the price risk on the expected future sale of power generation at Sandy Ridge, Senate and Minonk Wind Facilities by entering into the following long-term energy derivative contracts.

Notional quantity (MW-hrs)	Expiry	Receive average prices (per MW-hr)	Pay floating price (per MW-hr)
718,925	December 2028	34.95	PJM Western HUB
3,295,096	December 2027	25.33	NI HUB
2,552,962	December 2027	36.46	ERCORT North HUB
The Company provides energy requirements to various customers under contracts at fixed rates. While the production from the Tinker Hydroelectric Facility is expected to provide a portion of the energy required to service these customers, APUC anticipates having to purchase a portion of its energy requirements at the ISO NE spot rates to supplement self-generated energy. The Company designated a contract with a notional quantity of 151,680 MW-hours, a price of $38.95 per MW-hr and expiring in February 2022 as a hedge to the price of energy purchases. The Company also mitigates the risk by using short-term financial forward energy purchase contracts. These short-term derivatives are not accounted for as hedges and changes in fair value are recorded in earnings as they occur (note 21(b)(iv)).
In January 2019, the Company entered into a long-term energy derivative contract to reduce the price risk on the expected future sale of power generation at the Sugar Creek wind Project. On September 30, 2019, the Company sold the derivative contract together with 100% of its ownership interest in Sugar Creek to AAGES Sugar Creek. The novation and transfer of the derivative contract was subject to counterparty approval, which was received in Q1 2020. As a result, the hedge relationship for the Sugar Creek energy derivative was discontinued. Amounts in AOCI of $15,765 and related tax were reclassified from AOCI into earnings in 2019.
The Company was party to a 10-year forward-starting interest rate swap beginning on July 25, 2018 in order to reduce the interest rate risk related to the probable issuance on that date of a 10-year C$135,000 bond. During 2018, the Company amended and extended the forward-starting date of the interest rate swap to begin on March 29, 2019. During 2019, the Company settled the forward-starting interest rate swap contract as it issued C$300,000 10-year senior unsecured notes with an interest rate of 4.60%.
In September 2019, the Company entered into a forward-starting interest rate swap in order to reduce the interest rate risk related to the quarterly interest payments between July 1, 2024 and July 1, 2029 on the subordinated unsecured notes (note 7). The Company designated the entire notional amount of the three pay-variable and receive-fixed interest rate swaps as a hedge of the future quarterly variable-rate interest payments associated with the subordinated unsecured notes.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

21.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(ii)	Cash flow hedges (continued)
The following table summarizes OCI attributable to derivative financial instruments designated as a cash flow hedge:

	Three months ended March 31
	2020	2019
Effective portion of cash flow hedge	$(10,805)	$3,645
Amortization of cash flow hedge	(8)	(8)
Amounts reclassified from AOCI	(3,275)	(2,174)
OCI attributable to shareholders of APUC	$(14,088)	$1,463
The Company expects $8,793 and $982 of unrealized gains currently in AOCI to be reclassified, net of taxes into non-regulated energy sales and interest expense, respectively, within the next 12 months, as the underlying hedged transactions settle.

(iii)	Foreign exchange hedge of net investment in foreign operation
The functional currency of most of APUC's operations is the U.S. dollar. Effective January 1, 2020, the functional currency of APUC, the non-consolidated parent entity, changed from the Canadian dollar to the U.S. dollar based on a balance of facts, taking into consideration its operating, financing and investing activities. As a result of that entity's change of functional currency, changes were made to certain hedging relationships to mitigate the remaining Canadian dollar risk.
The Company designates obligations denominated in Canadian dollars as a hedge of the foreign currency exposure of its net investment in its Canadian investments and subsidiaries. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency gain of $1,463 for the three months ended March 31, 2020 was recorded in OCI.
On May 23, 2019, the Company entered into a cross-currency swap, coterminous with the subordinated unsecured notes to effectively convert the $350,000 U.S. dollar denominated offering into Canadian dollars. The change in the carrying amount of the notes due to changes in spot exchange rates is recognized each period in the consolidated statements of operations as loss (gain) on foreign exchange. The Company designated the entire notional amount of the cross-currency fixed-for-fixed interest rate swap as a hedge of the foreign currency exposure related to cash flows for the interest and principal repayments on the notes. Upon the change in functional currency of APUC to the U.S. dollar on January 1, 2020, this hedge was dedesignated. The OCI related to this hedge will be amortized into earnings in the period that future interest payments affect earnings over the remaining life of the original hedge. The Company redesignated this swap as a hedge of APUC's net investment in its Canadian subsidiaries. The related foreign currency transaction gain or loss designated as a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency gain of $34,835 for the three months ended March 31, 2020 was recorded in OCI.
Canadian operations
The Company is exposed to currency fluctuations from its Canadian-based operations. APUC manages this risk primarily through the use of natural hedges by using Canadian long-term debt to finance its Canadian operations and a combination of foreign exchange forward contracts and spot purchases.
The Company’s Canadian operations are determined to have the Canadian dollar as their functional currency and are exposed to currency fluctuations from their U.S. dollar transactions. The Company designates obligations denominated in U.S. dollars as a hedge of the foreign currency exposure of its net investment in its U.S. investments and subsidiaries. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency loss of $4,604 for the three months ended March 31, 2020 (2019 - gain of $14,408) was recorded in OCI.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

21.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(iii)	Foreign exchange hedge of net investment in foreign operation (continued)
The Company is party to C$650,000 cross currency swaps to effectively convert Canadian dollar debentures (note 7) into U.S. dollars. The Company designated the entire notional amount of the cross-currency fixed-for-fixed interest rate swap and related short-term U.S. dollar payables created by the monthly accruals of the swap settlement as a hedge of the foreign currency exposure of its net investment in the Renewable Energy Group's U.S. operations. The gain or loss related to the fair value changes of the swap and the related foreign currency gains and losses on the U.S. dollar accruals that are designated as, and are effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. A loss of $43,832 (2019 - gain of $16,840) was recorded in OCI in 2020.

(iv)	Other derivatives
Derivative financial instruments are used to manage certain exposures to fluctuations in exchange rates, interest rates and commodity prices. The Company does not enter into derivative financial agreements for speculative purposes.
For derivatives that are not designated as hedges, the changes in the fair value are immediately recognized in earnings. The effects on the unaudited interim consolidated statements of operations of derivative financial instruments not designated as hedges consist of the following:

	Three months ended March 31
	2020	2019
Change in unrealized loss (gain) on derivative financial instruments:
Energy derivative contracts	$178	$—
Currency forward contract	—	(562)
Total change in unrealized loss (gain) on derivative financial instruments	$178	$(562)
Realized loss (gain) on derivative financial instruments:
Energy derivative contracts	(132)	(207)
Currency forward contract	—	285
Total realized loss (gain) on derivative financial instruments	$(132)	$78
Loss (gain) on derivative financial instruments not accounted for as hedges	46	(484)
Other	11	11
	$57	$(473)
Amounts recognized in the unaudited interim consolidated statements of operations consist of:
Loss (gain) on derivative financial instruments	$57	$(196)
Gain on foreign exchange	—	(277)
	$57	$(473)

(c)	Risk management
In the normal course of business, the Company is exposed to financial risks that potentially impact its operating results. The Company employs risk management strategies with a view to mitigate these risks to the extent possible on a cost effective basis.

22.	Comparative figures
Certain of the comparative figures have been reclassified to conform to the financial statement presentation adopted in the current period.